EXHIBIT 3.1

MARTEK BIOSCIENCES CORPORATION

Amendment to By-laws
Effective March 16, 2006

Article III, Section 2 of the Corporation’s By-laws is amended to read in its entirety as follows:

Section 2. Compensation Committee.

The Compensation Committee shall have all authority and shall perform all duties related to the compensation of management of the Corporation, including, but not limited to determining salary policies and practices, changes in compensation and benefits for management, determination of employee benefits and all other matters relating to employee compensation. The Compensation Committee shall consist of four members.